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                                   EXHIBIT 4


                                 June 16, 1997



Board of Directors of Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee 37210

    Re:  Meeting of the Shoney's, Inc. Board of Directors
         ------------------------------------------------

Ladies and Gentlemen:

    My mother and I were surprised and disappointed by your letter in which you rejected our request to address the Board at its two-day retreat in mid-June to discuss Shoney's current situation and possible alternatives for resolving Shoney's problems. We found it disturbing that you refused to meet with a representative of shareholders holding approximately 8% of Shoney's stock, particularly one who is interested in working with, and has the experience to help, the Board in addressing Shoney's problems.

    We also were surprised by the Board's suggestion that we submit our proposals in writing after which the Board would "consider a time in the future" for us to meet with the Board "or a committee of the Board." We believe that this statement demonstrates a lack of understanding of the urgency of Shoney's situation and the lack of leadership under current management. We had expected that, in order to address Shoney's current problems, the Board would be interested in obtaining as much information and as many ideas as soon as possible. Instead, rather than taking a small amount of time during the Board's two-day retreat to discuss our concerns, the Board's response appears designed only to delay our requested meeting to discuss with you the crucial issues facing Shoney's.

    As we stated in our June 2 letter, we continue to believe that Shoney's is at a critical juncture. We, as Shoney's shareholders, have endured many years of poor financial performance. Over the last several years, Shoney's shareholders have provided you with time and have patiently given you the opportunity to revitalize Shoney's. The result of this patience has been a substantial erosion in the stock price. Despite this record, the Board continues to state that it has the "proper business strategy and management team." After two years under the current management, however, Shoney's condition has not only failed to improve, but, in fact, has deteriorated. As a result, we believe that Shoney's shareholders no longer have the "time", nor should we be asked to have the "patience", that you request.

    Because of Shoney's continued poor performance and the Board's refusal to meet with me at the June Board meeting despite the urgency of the present situation, we feel that we are left with no alternative but to present our case directly to the shareholders. We have filed documents today with Shoney's and with the SEC for the purpose of calling a special meeting to remove the

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current members of the Board and replace them with our nominees, who would intend to put in place a new management team committed to addressing Shoney's condition with the urgency it requires.

    We believe Shoney's is running out of time and that its long term viability is threatened. We need to take decisive action now to ensure the long term survival of the company for the benefit of its shareholders.


                                  Sincerely,

                                  /s/ Raymond D. Schoenbaum
                                  ------------------------------

                                  Raymond D. Schoenbaum


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